SC 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

4Licensing Corporation
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
35104T107
(CUSIP Number)
Roger H. Goodspeed
c/o The Nelson Law Firm, LLC
1 North Broadway, Suite 712
White Plains, NY 10601
(914) 220-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	35104T107

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Roger H. Goodspeed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

1,506,919 (See Item 5)

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

1,506,919 (See Item 5)

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,506,919 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D

Item 1	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of 4Licensing Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 767 Third Avenue, 17th Floor, New York, New York 10017.

Item 2	Identity and Background

(a), (b), (c) and (f).  This Schedule 13D is filed on behalf of Roger H. Goodspeed, a United States citizen (the "Reporting Person"). The present principal occupation or employment of the Reporting Person is private investment. The business address for the Reporting Person is c/o The Nelson Law Firm, LLC, 1 North Broadway, Suite 712, White Plains, New York 10601.

(d) and (e).  During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On March 4, 2015, the Issuer entered into a Securities Purchase Agreement with the Reporting Person, pursuant to which the Issuer issued to the Reporting Person (a) 273,973 shares of Common Stock at a purchase price of $0.73 per share (the "Acquired Shares") and (b) a warrant to purchase up to an additional 547,946 shares of Common Stock at an exercise price of $0.82 per share (the "Warrant"), for an aggregate purchase price of $200,000 (the "Offering").  Prior to the Offering, the Reporting Person owned 685,000 shares of Common Stock (the “Previously Owned Shares”). The Previously Owned Shares were acquired with funds of $677,737.87 (including brokerage commisions).

All shares of the Issuer’s Common Stock owned by the Reporting Person were acquired with personal funds. No part of the purchase price was borrowed or otherwise obtained from another party for the purpose of acquiring, holding, trading or voting the securities.

Item 4	Purpose of Transaction

The Common Stock was acquired by the Reporting Person for investment purposes.  This report is filed because the Reporting Person has determined that, as of the Reporting Date, his continued holding of the Common Stock may have the purpose or effect of changing or influencing the control of the Issuer, as described below.

The Reporting Person expects to communicate with the Issuer regarding its current operations and prospects, possible changes in the composition of its board of directors or management, and other matters pertaining to its business.  The Reporting Person may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by him in one or more transactions.  Additionally, the Reporting Person reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Person.

Except as set forth in this statement, the Reporting Person currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 or the instructions to Schedule 13D.

Item 5	Interest in Securities of the Issuer

(a) Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person may be deemed to have beneficial ownership of 1,506,919 shares of Common Stock, consisting of the Previously Owned Shares, the Acquired Shares, and the Warrant (each as defined in Item 3 above), pursuant to which Warrant the Reporting Person may be deemed to have a right to acquire an additional 547,946 shares of Common Stock within 60 days of March 4, 2015.  The Reporting Person’s deemed beneficial ownership of 1,506,919 shares of Common Stock represents approximately 9.8% of the outstanding Common Stock of the Issuer, based on 15,452,215 shares of Common Stock deemed to be outstanding, as calculated below.

The number of shares used to compute the above percentage is the 13,792,421 shares of Common Stock outstanding as of November 14, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 3014 filed with the SEC on November 14, 2014, plus the 769,381 shares issued pursuant to the Securities Purchase Agreement dated January 30, 2015, as disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on February 5, 2015, plus the 342,467 shares issued pursuant to the Securities Purchase Agreement dated March 4, 2015, as disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on March 10, 2015, plus the 547,946 shares underlying the Warrant which are deemed to be outstanding with respect to the Reporting Person for the purpose of computing the percentage of outstanding shares pursuant to Exchange Act Rule 13d-3(d)(1)(i).

(b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, over 1,506,919 shares of Common Stock.

(c) During the past sixty days, the Reporting Person effected the following transactions in the Issuer’s Common Stock:

On February 11, 2015, the Reporting Person sold, in a series of open market transactions, a total of 3,203 shares of Common Stock of the Issuer.  All of the sales were executed at a price of $0.80 per share, with aggregate gross proceeds of $2,562.40 and aggregate net proceeds of $2,546.44.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this statement.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Materials to Be Filed as Exhibits.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Roger H. Goodspeed
Date: March 11, 2015

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky and Beth N. Lowson, each of The Nelson Law Firm, LLC, One North Broadway, Suite 712, White Plains, New York 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of March, 2015.

By:	/s/ Roger H. Goodspeed

Roger H. Goodspeed